Quest Capital Corp.

Consolidated Financial Statements
(Expressed in thousands of Canadian dollars)
(Unaudited)

September 30, 2006

Quest Capital Corp.
Consolidated Balance Sheets
(expressed in thousands of Canadian dollars)
(Unaudited)

	September 30,	December 31,
	2006	2005
Assets
Cash and cash equivalents	$12,794	$33,739
Marketable securities (note 6)	1,269	945
Loans (note 6 and 7)	246,631	124,551
Investments (note 6)	11,361	17,117
Future income tax asset	7,187	6,488
Restricted cash	2,676	2,265
Prepaid and other receivable	672	739
Resource and fixed assets	510	700
Other assets (note 6)	1,835	2,008
Assets held for disposition (note 5)	-	1,051
	$284,935	$189,603
Liabilities
Accounts payable and accrued liabilities	$3,885	$3,734
Income taxes payable (note 13)	1,783	458
Dividend payable	-	3,518
Deferred interest and loan fees	4,151	1,685
Asset retirement obligation	1,066	1,884
Debt (note 6 and 8)	10,000	-
Liabilities and provision for loss on assets held for disposition (note 5)	-	730
	20,885	12,009
Shareholders’ Equity
Share capital (note 9)	202,459	138,891
Contributed capital (note 9)	6,366	6,772
Retained earnings	54,106	30,739
Currency translation adjustment	1,119	1,192
	264,050	177,594
	$284,935	$189,603
Contingencies and commitments (note 7 and 11)

Approved by the Board of Directors

“Bob Buchan”	Director	“A. Murray Sinclair”	Director

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Retained Earnings
(Expressed in thousands of Canadian dollars)
(Unaudited)

For the period ended

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005

Retained earnings - Beginning of period	$45,336	$18,567	$30,739	$10,706

Net earnings for the period	8,770	4,295	27,680	12,156
Dividends	-	-	(4,313)	-

Retained earnings – End of period	$54,106	$22,862	$54,106	$22,862

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Earnings
(Expressed in thousands of Canadian dollars, except per share amounts)
(Unaudited)

For the period ended

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005

Interest and related fees	$8,781	$4,399	$21,994	$11,855

Non-interest income
Management and finder’s fees	1,051	505	3,499	2,032
Marketable securities and other assets trading gains	413	204	4,083	589
Realized gains and writedowns of investments	1,904	1,165	9,636	2,429
Other income	-	9	16	665

	3,368	1,883	17,234	5,715

Total interest and non-interest income	12,149	6,282	39,228	17,570

Provision for losses net of recovery	(5)	-	(238)	-

	12,144	6,282	38,990	17,570

Expenses and other
Salaries and benefits	878	532	2,249	1,466
Bonuses	904	500	4,562	1,350
Stock-based compensation	112	451	393	1,564
Office and other	255	175	747	479
Legal and professional services	432	127	1,182	509
Regulatory and shareholder relations	119	17	426	186
Director’s fees	53	85	214	163
Interest	250	7	265	61
Foreign exchange gain	24	110	59	90
Other expenses relating to resource properties	30	24	(173)	162
Writedown, gains adjustment to reclamation provision
and settlement of Australian operations	-	(37)	-	(569)

	3,057	1,991	9,924	5,461

Earnings before income taxes	9,087	4,291	29,066	12,109

Provision for income taxes (note 13)	317	-	1,386	-
Non-controlling interest in a subsidiary	-	(4)	-	(47)

Net earnings for the period	$8,770	$4,295	$27,680	$12,156

Earnings per share
Basic	$0.06	$0.04	$0.20	$0.13
Fully diluted	$0.06	$0.04	$0.20	$0.12

Weighted average number of shares outstanding
Basic	143,779,107	104,715,468	135,332,615	96,048,801
Fully diluted	146,746,232	108,161,718	138,460,558	98,614,661

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)
(Unaudited)

For the period ended

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2006	2005	2006	2005
Cash flows from operating activities
Net earnings for the period	$8,770	$4,295	$27,680	$12,156
Adjustments to determine net cash flows relating to operating activities
Future income tax	828	-	(700)	-
Stock-based compensation	112	451	393	1,564
Non-controlling interest in a subsidiary	-	(4)	-	(47)
Provision for losses	-	-	386	-
Amortization of deferred interest and loan fees	(1,332)	(1,718)	(3,624)	(3,934)
Marketable securities trading gains	(413)	(204)	(4,083)	(589)
Realized gains and writedowns of investments	(1,904)	(1,165)	(9,636)	(2,429)
Gain on dilution in interest of subsidiary	-	-	-	(252)
Depreciation	53	-	128	34
Other expenses relating to resource properties	19	17	58	135
Gains on sale of resource assets and adjustments to retirement
obligations	-	(37)	-	(551)
Other assets and investments received as finder’s fees	(231)	(233)	(728)	(827)
Deferred interest and loans fees received	2,553	901	5,011	2,461
Activity in marketable securities held for trading
Purchases	(1,371)	(15)	(3,382)	(15)
Proceeds on sales	1,970	820	8,975	1,895
Expenditures for reclamation and closure	(208)	(566)	(821)	(1,641)
Changes in prepaid and other receivable	72	117	51	521
Changes in accounts payable and accrued liabilities	(553)	85	180	(2,927)
Changes in income taxes payable	(748)	-	1,325	-

	7,617	2,744	21,213	5,554

Cash flows from financing activities
Proceeds from shares issued	2,101	39,606	62,768	47,106
Dividend payment	(4,312)	-	(7,830)	-
Proceeds from debt	27,931	-	27,931	3,000
Repayment of debt	(17,931)	-	(17,931)	(3,000)

	7,789	39,606	64,938	47,106

Cash flows from investing activities
Activity in loans
Net (increase) decrease in loans and convertible debentures	(55,351)	(18,142)	(122,466)	(26,331)
Activity in investments
Purchases	(75,073)	(966)	(75,679)	(3,651)
Proceeds on sales	77,627	3,201	91,966	7,320
Net proceeds on dilution of a subsidiary	-	-	-	621
Change in restricted cash	17	(2)	(505)	5,900
Cash transferred to purchaser of resource property	-	-	-	(2,546)
Proceeds on sale of resource and fixed assets	-	33	103	166
Expenditures on resource and fixed assets	(2)	(86)	(73)	(102)
Net other assets acquired	(150)	-	(425)	-

	(52,932)	(15,962)	(107,079)	(18,623)

Foreign exchange loss on cash held in a
foreign subsidiary	(32)	(21)	(17)	84

Increase (decrease) in cash and cash equivalents	(37,558)	26,367	(20,945)	34,121

Cash and cash equivalents - Beginning of period	50,352	14,361	33,739	6,607

Cash and cash equivalents - End of period	$12,794	$40,728	$12,794	$40,728

Supplemental cash flow information (note 12)

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars; tables in thousands, except share capital information)
(Unaudited)

Nine months ended September 30, 2006 and 2005

1	Nature of operations

Quest Capital Corp.’s (“Quest” or the “Company”) primary focus is providing commercial bridge loans and mortgage financings of up to approximately $35.0 million. The Company also provides a range of services including the raising of capital, consulting, management and administrative services through its wholly owned subsidiaries, Quest Management Corp. and Quest Securities Corporation.

2	Basis of presentation

The accompanying financial information does not include all disclosure required under generally accepted accounting principles for annual financial statements. The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These consolidated financial statements should be read in conjunction with the Company’s 2005 audited annual financial statements and notes.

3	Significant accounting policies

These interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s annual financial statements. These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the Company’s accounts and those of its wholly-owned subsidiaries, Quest Management Corp., Quest Securities Corporation, Quest Mortgage Corp., Viceroy Gold Corporation and its 75% proportionate joint- venture interest in the Castle Mountain Property.

4	Change in accounting policies

No new accounting policies have been adopted during the nine months ended September 30, 2006.

Quest Capital Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars; tables in thousands, except share capital information)
(Unaudited)

Nine months ended September 30, 2006 and 2005

5	Assets and liabilities and provision for loss on assets

In November 2005, Lara Exploration Ltd. (“Lara”), in which the Company had a 66% interest, agreed to acquire a private Brazilian company that holds the rights to nine prospective gold, nickel, copper and zinc properties in Brazil. In return for the assignment of the shares of the private Brazilian company to Lara, the Company agreed to transfer its 3,000,000 escrow shares of Lara to the shareholders of the private Brazilian company for nominal consideration. On completion of the transaction and a concurrent private placement by Lara, the Company holds less than 10% of the outstanding shares of Lara and ceased to exercise control or significant influence of Lara. This transaction was completed in February 2006 and the Company’s remaining investment has been accounted for using the cost method. The following is a breakdown of the net assets disposed of:

Assets held for disposition	$1,051
Liabilities and provision for loss on assets held for disposition	730

Remaining investment	$321

6	Financial instruments

The carrying values of cash and cash equivalents, restricted cash, other receivables accounts payable and debt approximate their fair values due to the short-term nature of these instruments.

The fair values of the Company’s remaining financial assets and liabilities are as follows:

		September 30,		December 31,
		2006		2005

	Carrying	Fair	Carrying	Fair
	value	value	value	value

Marketable securities	$1,269	1,481	$945	1,168
Loans and convertible
debentures	246,631	246,631	124,551	124,551
Investments	11,361	14,199	17,117	24,430
Other assets	1,028	1,028	1,601	1,601

Marketable securities and investments represent shares in publicly traded companies. The fair value represents the quoted trading price of the shares. The fair value of loans and debt are estimated to be approximately the equivalent of carrying value due to the relatively short term of these instruments. The fair value of convertible debentures is generally considered to be the equivalent of carrying value unless the trading price of the underlying security exceeds the conversion price of the debenture. Fair value is then considered to be the quoted trading price of the underlying security. Financial instruments included in other assets include securities and investments in capital pool companies, which are restricted from trading and are carried at cost.

Quest Capital Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars; tables in thousands, except share capital information)
(Unaudited)

Nine months ended September 30, 2006 and 2005

7	Loans and convertible debentures

a)

Loans are repayable over various terms up to 22 months from September 30, 2006, and bear interest at a fixed rate of between 8% and 18% before commitment and other fees. Marketable securities, real property, corporate or personal guarantees generally are pledged as security. At September 30, 2006, the composition of the loan portfolio was 83% real estate mortgages, 10% in resource sectors, and 7% in other sectors. At September 30, 2006, mortgages were geographically located; 63% in British Columbia, 19% in Alberta, 15% in Ontario and 3% in other; and 73% are first mortgages and 27% are second mortgages.

As at September 30, 2006, 76% of the Company’s loan portfolio is due within a year. The Company had approximately $11.5 million of loans impaired as a result of certain principal and/or interest payments being in arrears as at September 30, 2006. The Company’s provision for loan losses is $0.6 million. The Company monitors the repayment ability of borrowers and the value of underlying security. In determining the provision for possible loan losses, management considers the length of time the loans or convertible debenture has been in arrears, the overall financial strength of borrowers and the residual value of security pledged. The Company expects to collect the full carrying value of its loan portfolio.

Loan and convertible debenture analysis as at September 30, 2006 is as follows:

		Specific	Carrying
	Term loans	allowance	amount

Unimpaired loans	$235,759	$-	$235,759
Impaired loans	10,872	-	10,872

	$246,631	$-	$246,631

Convertible debentures	586	586	-

	$247,217	$586	$246,631

Quest Capital Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars; tables in thousands, except share capital information)
(Unaudited)

Nine months ended September 30, 2006 and 2005

b)	The Company has recorded an allowance for losses as follows:

September 30,
2006
Balance - Beginning of period	$537
Additions (Deductions)
Specific provision for the period	238

Specific loans written off for the period	(189)

Balance – End of period	$586

c)

At September 30, 2006, the Company has also entered into agreements to advance funds of $14.6 million of which the Company expects to syndicate a portion thereof. Advances under these agreements are subject to due diligence, no material adverse change in the assets, business or ownership of the borrower and other terms.

8	Debt

In August 2006, the Company entered into a short term unsecured debt facility for a total amount of $27.9 million. The facility bears interest at prime plus 2%. At September 30, 2006, $10.0 million was owing under this facility.

9	Share capital

	a)	Authorized

Unlimited First and Second Preferred Shares Unlimited common shares without par value

	b)	Shares issued and outstanding

	Number of
	shares	Amount
Common shares
Opening balance – January 1, 2006	119,265,568	$138,891
Issued for cash	15,625,000	47,311
Issued on exercise of stock options	1,074,500	2,901
Issued on exercise of warrants	8,833,335	13,300
Issued on exercise of compensation options	24,225	56

Ending balance – September 30, 2006	144,822,628	$202,459

In April 2006, the Company completed an offering of 15,625,000 shares of the Company at a price of $3.20 per share for aggregate proceeds of $50,000,000. The Company also granted the underwriters an over allotment option exercisable to May 26, 2006 to purchase up to 2,343,750 shares at a price of $3.20 per share, of which the underwriters exercised no shares. Net proceeds from the equity offering after expenses were $47,311,000.

Quest Capital Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars; tables in thousands, except share capital information)
(Unaudited)

Nine months ended September 30, 2006 and 2005

c)	Warrants issued and outstanding

		Exercise
	Number of	price per
	warrants	share	Expiry date

Common shares
Opening balance comprised of:		$-
Issued pursuant to a private placement	8,333,335	1.50	June 30, 2008
Issued pursuant to a private placement	500,000	1.60	October 20, 2008

Exercised	(8,333,335)	1.50
Exercised	(500,000)	1.60

Ending balance – September 30, 2006	-

d)	Compensation options issued and outstanding

		Exercise
	Number of	price per
	warrants	share	Expiry date

Common shares
Opening balance comprised of:	-	-
Issued pursuant to a equity placement	1,110,000	$2.30	August 23, 2007
Issued pursuant to a equity placement	48,000	2.30	October 26, 2007

Exercised	(24,225)	2.30
Ending balance – September 30, 2006	1,133,775

e)	Stock options outstanding

The Company has a stock option plan under which the Company may grant options to its directors, employees and consultants for up to 10% of the issued and outstanding common shares. The exercise price of each option is required to be equal to or higher than the market price of the Company’s common shares on the day of grant. Vesting and terms of the option agreement are at the discretion of the Board of Directors.

Quest Capital Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars; tables in thousands, except share capital information)
(Unaudited)

Nine months ended September 30, 2006 and 2005

During the nine months ended September 30, 2006, the change in stock options outstanding was as follows:

		Weighted
	Number of	average
	shares	share price

Common shares
Opening balance	9,563,333	$1.91
Granted	500,000	2.77
Exercised	(1,074,500)	1.95
Cancelled	(37,500)	2.30

Closing balance	8,951,333	$2.01

Options exercisable	7,898,978	$1.97

The following table summarizes information about stock options outstanding and exercisable at September 30, 2006:

	Options outstanding			Options exercisable

		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Options	contracted	exercise	Options	exercise
exercise prices	outstanding	life	price	exercisable	price
		(years)

$ 0.81	113,333	1.06	$0.81	113,333	$0.81
$ 1.51	273,000	2.89	1.51	273,000	1.51
$ 1.80 to 1.95	6,890,000	2.36	1.95	6,683,750	1.95
$ 2.30	1,175,000	4.21	2.30	624,209	2.30
$ 2.64 to 3.08	500,000	4.42	2.77	204,686	2.75

	8,951,333	2.72	$2.01	7,898,978	$1.97

f)	Contributed capital

Opening balance	$6,772
Stock-based compensation	393
Fair value of stock options exercised	(799)

Ending balance	$6,366

During the three months ended September 30, 2006, no new grants of stock options took place.

Quest Capital Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars; tables in thousands, except share capital information)
(Unaudited)

Nine months ended September 30, 2006 and 2005

10	Related party transactions

a)

For the nine months ended September 30, 2006, the Company received $1,202,000 (2005 - $667,000) in advisory, management and finder’s fees from parties related by virtue of having certain directors and officers in common. Other assets include $479,000 of non-transferable securities held in either private or publicly traded companies related by virtue of having certain directors and officers in common. For the nine months ended September 30, 2006, the Company recorded a write-down of other assets of $74,000 (2005-$Nil) in parties related by virtue of having certain directors in common.

b)

Loans and convertible debentures include $1,000,000 in amounts due from parties related by virtue of having a director in common. During the nine months ended September 30, 2006, the Company received $580,000 (2005 - $1,770,000) in interest and fees from parties related by virtue of having certain directors and officers in common. During the nine months ended September 30, 2006, the Company has made $386,000 in additional provision for losses on convertible debentures from parties related by virtue of having a director in common.

c)

For the nine months ended September 30, 2006, the Company received $31,000 (2005-$96,000) in syndication loan administration fees from parties related by virtue of having certain directors and officers in common.

d)

Marketable securities and investments include $8,920,000 of shares held in publicly traded companies related by virtue of having certain directors and officers in common. For the nine months ended September 30, 2006, the Company recorded a gain on disposal of securities of $10,727,000 (2005 - $1,072,000) from parties related by virtue of having certain directors and officers in common. For the nine months ended September 30, 2006, the Company recorded a write-down of investments of $470,000 in parties related by virtue of having certain directors in common.

	e)	Included in accounts payable is an accrual of $2,650,000 payable to officers and employees under the Company’s incentive plan.

11	Contingencies and commitments

a)

Surety bond guarantees totalling US$2,405,000 have been provided by Castle Mountain Joint Venture to ensure compliance with reclamation and other environmental agreements. In April 2006, the Company completed its closure obligations at the Castle Mountain property, other than for long-term monitoring and maintenance.

b)

On March 22, 2002, Quest Investment Corporation, a predecessor of the Company, and other parties were named as defendants in a lawsuit filed in the Supreme Court of British Columbia. The plaintiff has claimed approximately $410,000 plus interest due for consulting services. Management intends to fully defend this claim. Accordingly, no provision has been made for this claim in the consolidated financial statements. The ultimate outcome of this claim is not determinable at the time of issue of these consolidated financial statements and the costs, if any, will be charged to income in the period(s) in which they are finally determined.

Quest Capital Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars; tables in thousands, except share capital information)
(Unaudited)

Nine months ended September 30, 2006 and 2005

c)	The Company has entered into operating leases for office premises. Minimum annual lease payments required are approximately as follows:

2006	$484,000
2007	406,000
2008	331,000
2009	331,000
2010	254,000
2011	33,000

d)	Other commitments and contingencies are disclosed elsewhere in these consolidated financial statements and notes.

12	Supplemental cash flow information

Non-cash operating, financing and investing activities

	Three months ended		Nine months ended
	September 30		September	30

	2006	2005	2006	2005
Marketable securities and investments
received as loan fees	$804	$561	$1,204	$2,051
Fair value of compensation options
issued	-	500	-	500
Other assets and investments received
as finder’s fees	231	828	728	828
Investment purchases funded by
brokerage margin account	(30,899)	-	(30,899)	-
Investment proceeds used to repay
brokerage margin account	30,899	-	30,899	-
Loans and debentures settled with
shares	-	-	-	4,516
Shares received as consideration for
sale of resource property	-	-	-	1,800

Quest Capital Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars; tables in thousands, except share capital information)
(Unaudited)

Nine months ended September 30, 2006 and 2005

13	Income taxes

The Company has utilized tax losses in certain of its entities to reduce its taxable income in Canada. The Company has recognized a future tax asset to the extent that the amount is more likely than not be realized from future earnings.

The provision for (recovery of) income taxes consists of the following as at September 30, 2006:

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
Current
Canada	$(711)	$-	$1,886	$-
United States	200	-	200	-

Total current expenses	(511)	-	2,086	-

Future
Canada	828	-	(700)	-
United States	-	-	-	-

Total future recovery	828	-	(700)	-

Total provision for income taxes	$317	$-	$1,386	$-